[Debevoise & Plimpton LLP Letterhead]

October 20, 2006

Max A. Webb, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Idearc Inc.

(formerly Verizon Directories Disposition Corporation)

Registration Statement on Form 10, File No. 1-32939

Dear Mr. Webb:

This letter sets forth additional information with respect to the responses of Idearc Inc. (formerly Verizon Directories Disposition Corporation) (the “Company”) to certain comments contained in your letters, dated August 4, 2006, August 31, 2006 and September 15, 2006, relating to the Registration Statement on Form 10 (File No. 1-32939) (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on July 7, 2006 and the amendments thereto. The comments of the Commission to which this letter relates are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Enclosed are three copies of a clean version of Amendment No. 3, as well as three copies of a blacklined version of Amendment No. 3, marked to show changes from Amendment No.2 to the Registration Statement filed on September 6, 2006. Page references in the responses below are to the blacklined version of Amendment No. 3. Please note that Amendment No.3 has been updated to include the financial data of the Company through September 30, 2006.

The Company currently expects that “when issued” trading of its common stock will begin on or about November 2, 2006 and expects requesting the Staff to declare the Registration Statement effective on or before November 1, 2006.

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff’s Comments Contained in Letter dated August 4, 2006

What will Directories Corp.’s relationship be?

1.	Please confirm that the material terms of the contracts with Verizon which you indicate will be executed at or prior to the spin-off will be described in this Form 10. For example, we expect that the phrase “a period of time” in the first sentence after the bullets of this section will be quantified prior to effectiveness.

The Company confirms that the material terms of the contracts with Verizon Communications Inc. (“Verizon”), which will be executed at or prior to the spin-off, are described in Amendment No. 3. In addition, the Company has revised the disclosure on page 2 to quantify the period of time of the contract referred to therein.

Results of the Distribution

2.	Please disclose the approximate number of holders as of the latest practicable date prior to the spin-off. Refer to Item 201(b) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of Amendment No. 3.

Relationship between Verizon and our Company after the Spin-off

3.	While you identify several agreements as related party transactions, you disclose the value for only the Contribution and Separation Agreement. Please revise your discussions to provide the value, if quantifiable, of each agreement in this section. Refer to Item 404(a) of Regulation S -K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 106 of Amendment No. 3 to disclose the value, where quantifiable, of agreements between the Company and Verizon.

Shares Eligible For Future Sale

4.	Please disclose the number of restricted shares of common stock to be held by affiliates. Refer to Item 201(a)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 114 of Amendment No. 3.

Staff’s Comments Contained in Letter dated August 31, 2006

5.	We note that the agreements governing the debt you will incur in connection with the transaction will contain restrictions on paying dividends. Please expand this section to provide more specific information with respect to these restrictions once your financing agreements have been finalized. Additionally, if the interest payments on your new debt may affect your ability to pay dividends, revise to discuss this as well.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of Amendment No. 3.

Staff’s Comments Contained in Letters dated August 4, 2006, August 31, 2006 and September 15, 2006.

Notes to Unaudited Pro Forma Information

6.	Refer to your explanations (1) and (3). Please revise your explanations to include the period over which debt issuance costs will be amortized and how such period was determined.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 3.

Pro Forma Table of Contractual Obligations

7.

We note you have included in your discussion of future contractual obligations a pro forma table of contractual obligations. Please revise this table to include pro forma interest payments within this table, as these payments represent contractual obligations resulting from the transactions discussed in your filing. Please also include in a footnote the material terms of such debt so that the reader of the financial statements may recalculate the interest presented for each period from the information contained in such footnote. Please note that interest expense is required in the table of contractual obligations whenever debt obligations are outstanding at the latest balance sheet.

In response to the Staff’s comment, the Company has revised the disclosure on page 62 of Amendment No. 3.

*        *        *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Xavier Grappotte at (212) 909-7465 or Gregory Feldman at (212) 909-6302.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky